June 6, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Infosys Technologies Limited Form 20-F for the fiscal year ended March 31, 2008 Filed April 30, 2008 File No. 000-25383
Gentlemen:
     Infosys Technologies Limited (the “Company”) hereby advises the Staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated May 29, 2008 (the “Comment Letter”), regarding the Commission’s review of Company’s Annual Report on Form 20-F for its fiscal year ended March 31, 2008. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on June 4, 2008, between Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside counsel, and Morgan Youngwood of the Staff, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. Mr. Youngwood indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than June 26, 2008.
     If you have any questions regarding the request made herein, please do not hesitate to call the undersigned at +91 80 2852 0754, or Samuel Mani Kallupurakal, the Company’s Deputy Head of Legal, at + 91-80-4116 7419.
     Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

INFOSYS TECHNOLOGIES LIMITED

V. Balakrishnan
Chief Financial Officer